Mail Stop 4561

March 7, 2006

Colleen Johnston
Executive Vice President and Chief Financial Officer
The Toronto-Dominion Bank
P.O. Box 1
Toronto Dominion Centre
Toronto, Ontario M5K1A2

> **Re:** **The Toronto-Dominion Bank**
> **Form 40-F for Fiscal Year Ended October 31, 2005**
> **File No. 1-14446**

Dear Ms. Johnston:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended October 31, 2005

Colleen Johnston
The Toronto-Dominion Bank
March 7, 2006
Page 2

Consolidated Financial Statements

Note 27 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 106

General

1.   We note your disclosure on page 19 that credit services revenues increased due to inclusion of results from TD Banknorth, organic volume growth, and adjustments for reward programs included in prior year results. Please tell us the following regarding your credit card reward programs:

    • the nature of these reward programs;
    • the nature and terms of any incentives provided to or received from customers or strategic alliance partners;
    • how you account for these reward programs on a US GAAP basis;
    • cite the specific US GAAP authoritative literature upon which you rely for this treatment;
    • whether there are any significant differences between how you account for these programs on a Canadian GAAP and an US GAAP basis;
    • the nature, amount, and reason for the adjustments for reward programs included in prior year results; and
    • quantify the impact on your Canadian and US GAAP results of operations from offering the reward programs.

2.   We note that you generated $826 million in net insurance revenues on a Canadian GAAP basis for the fiscal year ended October 31, 2005. Please tell us the following with respect to your US GAAP basis of accounting for insurance activities for the fiscal year ended October 31, 2005:

    • separately quantify the amount of gross revenues recognized on a US GAAP basis from underwriting insurance products and from acting as a broker or agent selling products;
    • quantify the amount of claims expense;
    • your accounting policies for recognizing revenues, claims expense, and liabilities for your different insurance activities;
    • cite the specific US GAAP authoritative literature upon which you rely for this treatment; and
    • describe and quantify the significant differences between your Canadian GAAP and US GAAP basis net income and balance sheet related to underwriting, selling insurance products, and reinsurance activities.

(d) Derivative Instruments and Hedging Activities, page 108

3.   For each type of derivative held for non-trading purposes, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

*   the nature and terms of the hedged item or transaction;
*   the nature and terms of the derivative instruments;
*   the specific documented risk being hedged;
*   the type of SFAS 133 hedge (fair value, cash flow, etc.); and
*   the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

4.   Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

(h) Restructuring Costs, page 108

5.   We note your disclosure on page two that at the end of the second quarter of 2005 you made a strategic decision to reposition your global capital markets businesses. Please tell us the following:

*   the nature of changes planned for your global capital markets, including the length of time over which you expect the repositioning to occur;
*   the steps you have taken and expect to take to reposition these businesses;
*   the current and prospective financial statement impact on a US GAAP basis;
*   how you measure and recognize restructuring costs on a US GAAP basis; and
*   the nature of any differences between current Canadian GAAP and US GAAP in accounting for costs associated with the exit of disposal activities.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce A. Sweeney
Accounting Branch Chief